UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Information prepared by Aeroinvest S.A. de C.V. for the Extraordinary Shareholders Meeting to be held on January 31, 2007

This report on Form 6-K is not an offer to sell any securities and is not soliciting an offer to buy any securities. The securities discussed herein will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the current bylaws of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”) an Extraordinary General Shareholders Meeting is required to be called for GACN in order to obtain approval to carry out the following:

a)	Refinancing the Existing Aeroinvest Credit Facility.

In December 2005, Aeroinvest, S.A. de C.V. (“Aeroinvest”) entered into a credit agreement in the amount of US$125 million with WestLB AG (the “Initial Facility”). In September 2006, it entered into a second credit agreement in the amount of US$15 million with WestLB AG (the “Subsequent Facility,” and together with the Initial Facility, the “Existing Facility”), which was later amended to increase the principal amount of the Subsequent Facility to US$55 million. The funds from the Existing Facility were used primarily to finance the acquisition by Aeroinvest of 35.3% of the capital stock of GACN in the form of Series “B” shares from the Mexican government, and an additional 2% of the capital stock of GACN in the form of Series “B” shares by Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”). Under the conditions of the Existing Facility, GACN is not liable for the payment of any amounts due under the Existing Facility nor will GACN be liable for the proposed refinancing. The characteristics of the Existing Facility are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” of the Prospectus dated November 28, 2006 (the “Prospectus”) in connection with GACN’s initial public offering of common stock in the form of Series “B” Shares and American Depositary Shares (ADSs).

Aeroinvest, a subsidiary of Empresas ICA, S.A.B. de C.V. (“EMICA”), is the holder of (i) 35.3% of GACN's capital stock in the form of Series “B” shares, and (ii) 74.5% of the shares of SETA, which in turn holds 16.7% of the capital stock of GACN in the form of Series “B” and Series “BB” shares.

As disclosed in the Prospectus, Aeroinvest has been negotiating with financial institutions to refinance the Existing Facility and has recently reached a preliminary agreement with a financial intermediary for such refinancing facility. Note that GACN will not be a party to the documents related to the refinancing of the Existing Facility, nor will it assume any payment obligations related thereto.

The refinancing of the Existing Facility will consist of the issuance of two series of notes by a Mexican trust (the “Refinancing”).

Pursuant to Article 35 of the bylaws of GACN, the approval by an Extraordinary General Shareholders Meeting of GACN is required for any Series “BB” shareholder or related party thereof to create, assume or otherwise incur indebtedness that results in limiting GACN’s or any of its subsidiaries’ ability to make investments or capital expenditures in addition to those called for under the master plan or the annual business plans.

The following is a summary of the main terms and conditions of the Refinancing, which shall be presented for approval at the GACN Shareholders Meeting:

•	Total amount of the Refinancing: approximately Ps.2,600 million (payable in U.S. Dollars).
•	Purpose of the Refinancing: prepayment of the Existing Facility, related costs, fees, reserves and general corporate purposes.
•	Characteristics of the Refinancing: The Refinancing will consist of two series of notes, each of which shall have a term of 7.5 years.
•	Guarantees and Collateral:
o	Pledge of the Series “B” shares in GACN held by Aeroinvest.
o	Assignment of the economic rights corresponding to 74.5% of the Series “A” shares of SETA held by Aeroinvest.
o	Corporate guarantees by Aeroinvest and EMICA.
•

Covenants: The following is a comparison of the most relevant covenants of Aeroinvest that relate to GACN, which are contained in the Existing Facility and which are contained in the Refinancing documents, in the understanding that GACN will not be a party to the Refinancing documents, nor shall it assume any payment obligation related thereto:

Refinancing documents	Existing Facility

No additional debt incurred by GACN or any of its subsidiaries, except indebtedness:

(a) outstanding as of the Refinancing closing date;

(b) incurred in the ordinary course of business (capped at US$8,000,000) for the deferred purchase price of property, conditional sale obligations or obligations under title retention agreements, in each case where the maturity of such indebtedness does not exceed the anticipated useful life of the asset being financed;

(c) incurred by any subsidiary of GACN in the ordinary course of business between GACN, a subsidiary concessionaire of GACN, or Aeroinvest;

(d) incurred in connection with letters of credit issued under certain material agreements that SETA, GACN or any of its subsidiary concessionaires is required to maintain in connection with GACN's operations; or

(e) incurred for payment of capital expenditures required by the annual business plan.

The Initial Facility is more restrictive in that exception (b) was capped at US$4,000,000 in the comparable provision in the Initial Facility.

The Subsequent Facility is even more restrictive in that exceptions (b), (d), and (e) are not included in the Subsequent Facility.

The Existing Facility is more restrictive in that it does not allow payments by GACN or any of its subsidiaries with respect to subordinated loans or redemption/repurchase/defeasance of any such debt.

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No liens on property or assets of GACN or any of its subsidiaries and no assignment of GACN’s or any of its subsidiaries’ right to receive income, except:

(a) certain permitted liens,

(b) scheduled liens on the Refinancing closing date,

(c) liens securing permitted indebtedness,

(d) liens relating to letters of credit issued in connection with certain material agreements that SETA, GACN or any of its subsidiary concessionaires is required to maintain in connection with GACN's operations,

(e) replacement/ extension/ renewal of liens permitted above, and

(f) liens on shares of GACN, owned directly or indirectly by Aeroinvest, that are not part of the collateral.

The Initial Facility is more restrictive in that it did not have exception (f) in the comparable provision in the Initial Facility.

The Subsequent Facility is even more restrictive in that it does not have exceptions (c), (d), and (f) not in WestLB

No merger, consolidation or reorganization (with respect to SETA and GACN and any of its subsidiaries), except (a) for tax consolidation or tax optimization purpose or (b) with each other, with prior written approval not to be unreasonably withheld.

The comparable provision in the Existing Facility is more restrictive because it does not allow for merger with each other.
No restrictions on GACN’s or any of its concessionaire subsidiaries’ ability to pay dividends or make other distributions with respect to its share capital.

The comparable provision in the Existing Facility is more restrictive because it allows no declaration or payments of dividends in kind by GACN and/or any of its subsidiaries, without consent of the administrative agent.

No sale, lease, transfer, disposition of assets of GACN or any of its subsidiaries, except:

(a) in the ordinary course of business,

(b) assets of Aeroinvest (capped at US$2,500,000 per fiscal year),

(c) between Aeroinvest and its subsidiaries and between Aeroinvest’s subsidiaries, and

(d) as expressly permitted by related transaction documents.

The comparable provision in the Existing Facility is more restrictive because exception (b) in the comparable provision in the Existing Facility is capped at US$1,000,000.

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No transactions or agreements by Aeroinvest, GACN or any of its subsidiary concessionaires with any affiliates, except:

(a) as provided in certain material agreements that GACN, SETA or any subsidiary is required to maintain in connection with GACN's operations,

(b) as approved by GACN’s audit committee (independent members, capped at Ps.50,000,000),

(c) as approved by the majority holders of the notes, and

(d) if such transaction is no less favorable to Aeroinvest than what might be obtained in a comparable arm’s length transaction.

The comparable provision in the Existing Facility is more restrictive because exceptions (b) and (c) are not present in the Existing Facility; however, the Existing Facility allows for transactions related to Mexico City Airport services after written notification to the lenders.

b)	Determining Dividend Payment Schedule.

Pursuant to the bylaws of GACN, the declaration, amount and payment of any dividends must be annually approved by the Shareholders, and will require a favorable vote of at least (i) the shareholders representing 95% of the capital stock of GACN, or (ii) the holders of a majority of GACN’s capital stock present at a shareholders’ meeting and the approval of the holders of a majority of GACN’s Series “BB” shares, provided that the Series “BB” shares represent at least 7.65% of the capital stock of GACN.

Likewise, under the terms of the current dividend policy, approved by the General Shareholders Meeting of GACN and described in the Prospectus, the dividends shall have a fixed and a variable component. The fixed component of the dividends contemplated by GACN is expected to be Ps.325 million per annum. The variable component shall depend on the amount of funds available for distribution determined in excess of the fixed component. Nonetheless, this current dividend policy does not set forth or determine the number of payments in which the payment of dividends that are annually declared, if applicable, shall be paid.

At the Extraordinary General Shareholders Meeting on January 31, 2007, the shareholders will vote on a proposal to approve the division of any dividend payment declared by the Shareholders into four (4) payments to be made quarterly on July 15, October 15, January 15, and April 15 of each year.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: January 19, 2007